Registration No. 333-97563


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                          PRE-EFFECTIVE AMENDMENT NO. 2

                                       TO

                                    FORM S-3

                             REGISTRATION STATEMENT

                                      UNDER

                           THE SECURITIES ACT OF 1933


                                SCANA CORPORATION
             (Exact name of registrant as specified in its charter)


                                 South Carolina
         (State or other jurisdiction of incorporation or organization)

                                   57-0784499
                                (I.R.S. Employer
                               Identification No.)

                                1426 Main Street
                         Columbia, South Carolina 29201
                                 (803) 217-9000
          (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

                               H. T. Arthur, Esq.
                    Senior Vice President and General Counsel
                                SCANA Corporation
                                1426 Main Street
                         Columbia, South Carolina 29201
                                 (803) 217-8547
                     (Name, address, including zip code, and
          telephone number, including area code, of agent for service)

                                 With copies to:

  John W. Currie, Esq.                       James J. Wheaton, Esq.
  McNair Law Firm, P.A.                      Troutman Sanders LLP
  1301 Gervais Street, 17th Floor            4425 Corporation Lane, Suite 420
  Columbia, SC  29201                        Virginia Beach, VA  23462
  (803) 799-9800                             (757) 687-7500

Approximate date of commencement of proposed sale to the public: After the effective date of this registration statement, as determined by market conditions and other factors.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                      CALCULATION OF REGISTRATION FEE
                                       Proposed    Proposed
                                       maximum     maximum
Title of each                          offering    aggregate      Amount of
class of securities  Amount to        price per   offering       regisration
to be registered     be registered      unit*      price*            fee


Common Stock        6,000,000 shares   $27.45   $164,700,000      $15,153

* Estimated pursuant to Rule 457(c) under the Securities Act of 1933, as amended, solely for the purpose of calculating the registration fee based on the average of the high and low reported prices of SCANA Corporation common stock as reported on the New York Stock Exchange-Composite Listing, on July 29, 2002.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

        The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                 SUBJECT TO COMPLETION DATED SEPTEMBER 30, 2002.

                                   PROSPECTUS

                                5,250,000 Shares
                                SCANA Corporation
                                  Common Stock

                                SCANA Corporation
                                1426 Main Street
                         Columbia, South Carolina 29201
                                 (803) 217-9000

         Our common stock is listed on the New York Stock Exchange under the symbol "SCG." The last reported sale price of our common stock on the New York Stock Exchange on September 27, 2002, was $25.91 per share.


         Investing in our common stock involves risks. See "Risk Factors" beginning on page 5 to read about certain factors you should consider before buying our common stock.



                                          Per Share              Total

Price to Public                             $___________          $___________

Underwriting Discounts
 and Commissions                            $___________          $___________

Proceeds to Company (before expenses)       $___________          $___________

         The underwriters have an option to purchase 750,000 additional shares of our common stock within 45 days from the date of this prospectus for $ per share.



         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                           Joint Book-Running Managers

     UBS Warburg                                 Banc of America Securities LLC
                                   Co-Managers

Credit Suisse First Boston     Wachovia Securities        Merrill Lynch & Co.


                The date of this prospectus is October ___, 2002.

                                Table of Contents

                                                                       Page

Prospectus Summary....................................................  3
Risk Factors..........................................................  5
The Company...........................................................  9
Where You Can Find More Information................................... 11
Summary of Consolidated Financial and Operating Information........... 14
Supplemental Financial Disclosures.................................... 14
Use of Proceeds....................................................... 15
Capitalization........................................................ 16
Description of Common Stock........................................... 16
Common Stock Dividends and Price Ranges............................... 19
Underwriting.......................................................... 20
Legal Opinions........................................................ 22
Experts............................................................... 22

                               Prospectus Summary

                                SCANA Corporation


         SCANA is a fully-integrated energy company focused on the southeastern United States with the breadth and depth of more than 150 years of experience in the energy industry. SCANA is an industry leader focused on four areas we believe are critical to our shareholders, customers, employees and communities: excellence in customer service, developing our people, cost-effective operations and profitable growth. We are registered as a public utility holding company under the Public Utility Holding Company Act of 1935. Through its operating subsidiaries, SCANA is engaged in the functionally distinct operations described below. Our most significant operating subsidiaries are South Carolina Electric & Gas Company ("SCE&G") and Public Service Company of North Carolina, Incorporated ("PSNC").

                               Millions of Dollars

                                   (Unaudited)

                          Operating Revenues Six          Operating Income
                           Months Ended June 30           Six Months Ended
                                                               June 30
                         ---------------------------- --------------------------
                         ------------- -------------- ------------- ------------
                            2002           2001           2002         2001

Electric Operations
    Regulated                   $651         $681         $174         $191

Gas Operations
    Regulated                    451          642          49            57
    Non-regulated                369          736          19            19

Total
    Regulated                 $1,102       $1,323         $223         $248
    Non-regulated                369          736           19           19
                                 ---          ---           --           --

                              $1,471       $2,059         $242         $267
                              ======       ======         ====         ====


         SCANA was incorporated in 1984. Our principal executive offices are located at 1426 Main Street, Columbia, South Carolina 29201, telephone (803) 217-9000, and our mailing address is Columbia, South Carolina 29218.

         The information above concerning us and our subsidiaries is only a summary and does not purport to be comprehensive. For additional information concerning us and our subsidiaries, you should refer to the information under "The Company" on page 9 and to the information described in "Where You Can Find More Information" on page 11.

                                  The Offering

Common Stock Offered....5,250,000 Shares.  We have also granted the underwriters an option to purchase up to 750,000 additional shares of common stock to cover over-allotments.

Use of Proceeds         The net proceeds from the sale of this offering,
                        after deducting offering expenses, are
                        estimated to be approximately $__ million, or
                        $____ million if the underwriters exercise
                        their over-allotment option in full.  We
                        expect to use all of the proceeds, up to  $150
                        million, to make a capital contribution to SCE&G, which anticipates using it to pay down short-term debt incurred primarily to fund capital expenditures. Any net proceeds not contributed to SCE&G will be used for general corporate purposes.

Dividend Policy The holders of our common stock are entitled to receive dividends as declared by our board of directors, provided funds are legally available for the dividends. Since the first quarter of 2002, we have been paying per share dividends to our common shareholders at a rate of $1.30 on an annualized basis.

Voting Rights           Holders of our common stock are entitled to one vote
                        for each share of common stock held.

Trading Symbol          Our common stock is listed on the New York
                        Stock Exchange under the symbol "SCG".

Risk Factors Your investment in our common stock will involve risks. You should carefully consider the discussion of risks in "Risk Factors" in this prospectus and the other information in this prospectus, including our cautionary statements regarding
                        "forward-looking statements," before
                        deciding whether an investment in our
                        common stock is suitable for you.

                                  Risk Factors


Commodity price changes may affect the operating costs and competitive positions of our businesses, thereby adversely impacting our results of operations.

         Our energy businesses are sensitive to changes in coal, gas, oil and other commodity prices. Any changes could affect the prices these businesses charge, their operating costs and the competitive position of their products and services. SCE&G is able to recover the cost of fuel through retail customers' bills, but increases in fuel costs affect electric prices and, therefore, the competitive position of electricity against other energy sources. In the case of our regulated natural gas operations, costs for purchased gas and pipeline capacity are recovered through retail customers' bills, but increases in gas costs affect total retail prices and, therefore, the competitive position of our gas businesses relative to electricity, other forms of energy and other gas suppliers.

We are subject to complex government rate regulation, which could adversely affect revenues and our results of operations.

         We are subject to extensive regulation which could adversely affect our operations. In particular, our electric operations in South Carolina, and our gas operations in South Carolina and North Carolina, are regulated by state utilities commissions. Although we believe we have constructive relationships with our regulators, our ability to obtain rate increases that will allow us to maintain our current rate of return is dependent upon regulatory discretion, and there can be no assurance that we will be able to implement requested rate increases on the schedule desired. Moreover, in connection with our acquisition of PSNC, we agreed not to seek a general rate increase in the regulated North Carolina gas market until 2005.

We are vulnerable to interest rate increases and we may not have access to capital at favorable rates, if at all, which could increase our borrowing costs and adversely affect our results of operations.

         Changes in interest rates can affect the cost of borrowing on variable rate debt outstanding, on refinancing of debt maturities and on incremental borrowing to fund new investments. Our business plan reflects the expectation that we will have access to the equity and capital markets on satisfactory terms to fund our commitments. Moreover, our ability to maintain short-term liquidity by utilizing our commercial paper programs is dependent upon our maintaining an investment grade rating. Our liquidity would be adversely affected by changes in the commercial paper market or if our bank credit facilities become unavailable.


We may not be able to reduce our leverage as quickly as we have planned. This could result in downgrades of our debt ratings, thereby increasing our borrowing costs and adversely affecting our results of operations.

         Our leverage ratio of debt to capital increased significantly following our acquisition of PSNC in 2000, and was 61% at June 30, 2002. We anticipate that this ratio will increase due to our implementation of Statement of Financial Accounting Standards No. 142, as a result of which we will record a non-cash impairment in the probable range of $200-$250 million by December 31, 2002. We have publicly announced our desire to reduce this leverage ratio to between 50% to 52%, but our ability to do so depends on a number of factors, including the implementation of our pending electric rate increase in South Carolina and the successful liquidation of our substantial holdings in Deutsche Telekom AG. Our ability to liquidate our holdings in Deutsche Telekom will depend on market conditions for that company's stock, and a further deterioration of the value of that stock would impact our capital position. If we are not able to continue to reduce our leverage ratio, our debt ratings may be affected, we may be required to pay higher interest rates on our long- and short-term indebtedness, and our access to the capital markets may be limited.


Our operating results may be adversely affected by abnormal weather.

         We have historically sold less power, delivered less gas and received lower prices for natural gas, and consequently earned less income, when weather conditions are milder than normal. Mild weather in the future could diminish our revenues and results of operations and harm our financial condition. In addition severe weather can be destructive, causing outages and property damage, adversely affecting operating expenses and revenues.

Potential competitive changes may adversely affect our gas and electricity businesses due to the loss of customers or reductions in revenues.

         The utility industry has been undergoing dramatic structural change for several years, resulting in increasing competitive pressures on electric and natural gas utility companies. Competition in wholesale power sales has been introduced on a national level. Some states have also mandated or encouraged competition at the retail level. Increased competition may create greater risks to the stability of utility earnings generally and may in the future reduce our earnings from retail electric and natural gas sales. In a deregulated environment, formerly regulated utility companies that are not responsive to a competitive energy marketplace may suffer erosion in market share, revenues and profits as competitors gain access to their customers.

We are subject to risks associated with recent events affecting capital markets and changes in business climate which could limit our access to capital, thereby increasing our costs and adversely affecting our results of operations.

         The September 11, 2001 attack on the United States and the ongoing war against terrorism by the United States have resulted in greater uncertainty in the financial markets. Additionally, the availability and cost of capital for our business and those of our competitors could be adversely affected by the bankruptcy of Enron Corporation and disclosures by Enron and other energy companies of their trading practices involving electricity and natural gas. These events have constrained and are expected to continue to constrain the capital available to our industry and could limit our access to funding for our operations. Other factors that generally could affect our ability to access capital include: (1) general economic conditions; (2) market prices for electricity and gas; and (3) our capital structure. Much of our business is capital intensive, and achievement of our long-term growth targets is dependent, at least in part, upon our ability to access capital at rates and on terms we determine to be attractive. If our ability to access capital becomes significantly constrained, our interest costs will likely increase and our financial condition and future results of operations could be significantly harmed.

We do not fully hedge against price changes in commodities. This could result in increased costs, thereby resulting in lower margins and adversely affecting our results of operations.

         We enter into contracts to purchase and sell electricity and natural gas. We attempt to manage our exposure by establishing risk limits and entering into contracts to offset some of our positions (i.e., to hedge our exposure to demand, market effects of weather and other changes in commodity prices). However, we cannot always hedge the entire exposure of our operations from commodity price volatility. To the extent we do not hedge against commodity price volatility or our hedges are not effective, our results of operations and financial position may be diminished.

A downgrade in our credit rating could negatively affect our ability to access capital and to operate our businesses, thereby adversely impacting our results of operations and financial condition.

         In July 2002, Standard & Poor's lowered its long-term credit rating for SCANA and its rated subsidiaries by one notch, and Moody's affirmed its ratings. Standard & Poor's and Moody's rate our senior, unsecured debt at BBB+ and A3, respectively, with a stable outlook. However, if Standard & Poor's or Moody's were to further downgrade our long-term rating, particularly below investment grade, our borrowing costs would increase, which would diminish our financial results, and our potential pool of investors and funding sources could decrease. Further, if our short-term rating were to fall below A-1 or P-1, the current ratings assigned by Standard & Poor's and Moody's, respectively, it could significantly limit our access to the commercial paper market and our liquidity.

Changes in the environmental laws and regulations to which we are subject could increase our costs or curtail our activities, thereby adversely impacting our results of operations and financial condition.

         Compliance with extensive federal, state and local environmental laws and regulations requires us to commit significant capital toward environmental monitoring, installation of pollution control equipment, emission fees and permits at our facilities. These expenditures have been significant in the past and we expect that they will increase in the future. Changes in compliance requirements or a more burdensome interpretation by governmental authorities of existing requirements may impose additional costs on us or require us to curtail some of our activities. Costs of compliance with environmental regulations could harm our industry, our business and our results of operations and financial position, especially if emission and/or discharge limits are tightened, more extensive permitting requirements are imposed or additional substances become regulated.

Changing transmission regulatory and energy marketing structures could affect our ability to compete in our electric markets, thereby adversely impacting our results of operations, cash flows and financial condition.

         The Federal Energy Regulatory Commission ("FERC") has issued a Notice of Proposed Rulemaking ("NOPR") on Standard Market Design which proposes sweeping changes to the country's existing regulatory framework governing transmission, open access and energy markets and will attempt, in large measure, to standardize the national energy market. While it is anticipated that significant change to the NOPR may occur and that implementation, presently scheduled for September 2004, may not occur for some time, any rules standardizing the markets may have significant impact on our access and/or cost of power for our native load customers and for our marketing of power outside our service territory. At this time, management is unable to predict the final rules or timing of implementation and the impact on our results of operations and cash flows.

Repeal of PUHCA could adversely impact our business by increasing our costs or otherwise changing or restricting the nature of activities in which we may engage. Any such changes could thereby impact our results of operations.

         We are a registered holding company under the Public Utility Holding Company Act of 1935, as amended ("PUHCA"). Repeal of PUHCA has been proposed, but it is unclear whether or when such a repeal would occur. It is also unclear to what extent repeal of PUHCA would result in additional or new regulatory oversight or action at the federal and state levels, or what the impact of those developments might be on our business.

Problems with operations could cause us to incur substantial costs, thereby adversely impacting our results of operations and financial condition.

         As the operator of power generation facilities, SCE&G could incur problems such as the breakdown or failure of power generation equipment, transmission lines, other equipment or processes which would result in performance below assumed levels of output or efficiency. The failure of a power generation facility may result in our purchasing replacement power at market rates. These purchases are subject to state regulatory approval for recovery through rates.

We are a holding company and our assets consist primarily of investments in our subsidiaries; covenants in certain of our financial instruments may limit our ability to pay dividends, thereby adversely impacting the valuation of our common stock and our access to capital.

         Our assets consist primarily of investments in subsidiaries. Dividends on our common stock depend on the earnings, financial condition and capital requirements of our subsidiaries, principally SCE&G and PSNC. Our ability to pay dividends on our common stock may also be limited by existing or future covenants limiting the right of our subsidiaries to pay dividends on their common stock. Any significant reduction in our payment of dividends in the future may result in a decline in the value of our common stock. Such decline in value could limit our ability to raise debt and equity capital.

A significant portion of our generating capacity is derived from nuclear power, the use of which exposes us to regulatory, environmental and business risks. These risks could increase our costs or otherwise constrain our business, thereby adversely impacting our results of operations and financial condition.

     The V.C. Summer nuclear plant, operated by SCE&G, provided approximately
4.5 million MWh, or 21% of our generation capacity, in 2001. Our license, to operate this plant currently expires in 2022. We have filed an application with the federal Nuclear Regulatory Commission ("NRC") to extend the license for an additional 20 years, but there can be no assurance that the extension will be granted.

     We are also subject to other risks of nuclear generation, which include the following:

o The potential harmful effects on the environment and human health resulting from a release of radioactive materials in connection with the operation of nuclear facilities and the storage, handling and disposal of radioactive materials;

o Limitations on the amounts and types of insurance commercially available to cover losses that might arise in connection with our nuclear operations or those of others in the United States;

o Uncertainties with respect to contingencies and assessment amounts if insurance coverage is inadequate; and

o Uncertainties with respect to the technological and financial aspects of decommissioning nuclear plants at the end of their licensed lives.

     The NRC has broad authority under federal law to impose licensing and safety-related requirements for the operation of nuclear generation facilities. In the event of non-compliance, the NRC has the authority to impose fines or shut down a unit, or both, depending upon its assessment of the severity of the situation, until compliance is achieved. Revised safety requirements promulgated by the NRC could necessitate capital expenditures at nuclear plants such as ours. In addition, although we have no reason to anticipate a serious nuclear incident, if a major incident should occur at a domestic nuclear facility, it could harm our results of operations or financial condition. A major incident at a nuclear facility anywhere in the world could cause the NRC to limit or prohibit the operation or licensing of any domestic nuclear unit. Finally, in today's environment, there is a heightened risk of terrorist attack on the nation's nuclear facilities, which has resulted in increased security costs at our nuclear plant.

                                   The Company

     SCANA is an energy-based holding company principally engaged, through subsidiaries, in electric and natural gas utility operations, telecommunications and other energy-related businesses. We serve more than 550,000 electric customers in South Carolina and approximately one million natural gas customers in South Carolina, North Carolina and Georgia.

     Our most significant operating subsidiaries are SCE&G and PSNC. At June 30, 2002, they owned approximately 89% of our consolidated assets and for the 12 months ended June 30, 2002 they generated approximately 89% of our operating income.

Business Segments

         Regulated Utilities

         We operate our regulated utility businesses in North Carolina and South Carolina through wholly-owned subsidiaries. These regulated businesses continue to be the foundation of our operations and conduct business in an environment supported by growing service territories and favorable regulatory treatment. In North Carolina, a strong economy has supported a 3.9% annual customer growth rate over the three-year period ended June 30, 2002, while in South Carolina the economy has supported a 2.4% annual customer growth rate over that period. SCANA also operates in a favorable regulatory environment and maintains a generally constructive relationship with the regulatory commissions in the states that its serves. We are allowed, subject to state commission approval during annual fuel and purchased gas cost hearings, full pass-through to retail customers of our electric fuel and natural gas costs. Such approval has historically been granted. There is also a weather normalization clause in effect in the states of North Carolina and South Carolina. These measures mitigate our commodity price risk and allow us to focus our efforts on serving our customers.

         South Carolina Electric & Gas

         SCE&G is a regulated public utility engaged in the generation, transmission, distribution and sale of electricity and the purchase and sale, primarily at retail, of natural gas in South Carolina. SCE&G's electric service area extends into 24 counties covering more than 15,000 square miles of the central, southern and southwestern portions of South Carolina. SCE&G's service area for natural gas encompasses all or part of 33 of South Carolina's 46 counties, and covers more than 22,000 square miles. The total population of the counties representing SCE&G's combined service area in South Carolina is approximately 2.6 million.

         SCE&G has significantly increased its marketing of services to commercial and industrial customers, and has executed long-term power supply contracts with a significant portion of its industrial customers. SCE&G provides all of its electric generation capacity through its own facilities and maintains a balanced supply and demand position as it relates to electric generation. SCE&G has executed a contract with a third party for the portion of the generating capacity of the Jasper plant that it does not expect to be able to utilize immediately when that plant begins operations, which is scheduled for 2004.

         SCE&G is subject to the jurisdiction of the Public Service Commission of South Carolina, and in August 2002, submitted a request for an electric rate increase, which if approved would go into effect in February 2003. The rate increase relates primarily to SCE&G's expenditures for a recently completed generating station and for the Jasper County, South Carolina generating station.

         SCE&G also operates and has a two-thirds interest in the V.C. Summer nuclear station in South Carolina. This station furnished approximately 21% of SCE&G's electric generation capacity in 2001. In September 2002, SCE&G filed an application with the federal Nuclear Regulatory Commission to extend its license on the plant for an additional twenty years, until 2042.

         In 1999 FERC mandated that SCE&G reinforce its Lake Murray dam in order to maintain the lake in case of an extreme earthquake. Construction for the project and related activities, which began in the third quarter of 2001, is expected to cost approximately $250 million and be completed in 2005.

         Public Service Company of North Carolina.

         PSNC is a public utility engaged primarily in purchasing, selling, transporting and distributing natural gas to more than 375,000 residential, commercial and industrial customers in North Carolina. PSNC's franchised service area includes 28 counties covering approximately 12,000 square miles of North Carolina. PSNC also owns a non-regulated subsidiary that refuels natural gas vehicles and converts gasoline-fueled vehicles to natural gas.

         PSNC is regulated by the North Carolina Utilities Commission ("NCUC"). PSNC's rates are established using a benchmark cost of gas approved by the NCUC, which may be modified periodically to reflect changes in the market price of natural gas and changes in the rates charged by PSNC's pipeline transporters. The NCUC reviews PSNC's gas purchasing practices and prices each year.

         In connection with our acquisition of PSNC, the NCUC stipulated and PSNC agreed to a moratorium on general rate cases until August 2005.

         South Carolina Pipeline Corporation.

         South Carolina Pipeline Corporation ("SCPC") is engaged in the purchase, transmission and sale of natural gas on a wholesale basis to distribution companies and directly to industrial customers in 40 counties throughout South Carolina. SCPC also owns liquified national gas liquefaction and storage facilities and supplies the natural gas for SCE&G's gas distribution system.


         Principal Nonregulated Businesses

         SCANA Energy Marketing.

         SCANA Energy Marketing markets natural gas and wholesale electricity primarily in the southeastern United States, and provides energy-related risk management services to producers and customers. A division of SCANA Energy Marketing, SCANA Energy, markets natural gas in Georgia's deregulated natural gas market. At June 30, 2002, SCANA Energy had approximately 355,000 natural gas customers in the deregulated Georgia market. SCANA Energy is the second-largest marketer in Georgia's non-regulated retail gas market. SCANA Energy faces significant competition in the Georgia natural gas market.

         In June 2002, SCANA Energy was granted a two year right to serve as the gas provider in Georgia for credit-challenged and low income customers. The Georgia Public Service Commission structured this service to enable SCANA Energy to reduce the risk to us of bad debt exposure from these customers.

         SCANA Communications Holdings.

     SCANA Communications Holdings, Inc. manages investments in Deutsche Telekom AG, an international telecommunications carrier, and in ITC Holding Company, Inc., ITCDeltaCom, Inc. and Knology, Inc., which are telecommunication services companies in the southeastern United States.

Business Strategy

         Our business plan is based on traditional utility operations. We have a straight-forward strategic plan that is focused on retail service to customers in the southeast. We believe we can implement this strategy by:

o Maintaining excellent customer service. We have received several prominent customer satisfaction awards, including an award to SCE&G for the highest marks for overall residential customer satisfaction among investor-owned utilities in the 12-state southern region in a study released by J. D. Power and Associates in July 2002 and a number one ranking for SCE&G in five of seven categories in a national survey of large electric customers released by TQS Research in August 2002.

o Continuing our ability to provide cost-effective electric generation with the completion of our Jasper plant and obtaining a license extension for the V.C. Summer nuclear station.

o Maintaining a strong credit rating and capital structure while continuing our tradition of consistent dividend payments.

o Developing our personnel by continued training. We conduct ongoing code of conduct and compliance training for all of our employees annually.

o Minimizing high-risk activities such as speculative energy trading.

                       Where You Can Find More Information

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our common stock is listed on the New York Stock Exchange, and you may also read our SEC filings at the Stock Exchange offices at 20 Broad Street, New York, New York 10005.

         This prospectus does not repeat important information that you can find elsewhere in the registration statement and in the reports and other documents which we file with the SEC under the Securities Exchange Act of 1934. The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede that information. We incorporate by reference the documents listed below and all future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act (File No. 1-08809) until all of the shares of common stock that we have registered are sold:

o Our Annual Report on Form 10-K for the fiscal year ended December 31, 2001, as amended;

o Our Quarterly Reports on Form 10-Q for the quarters ended March 31,2002 and June 30, 2002;

o Our Current Reports on Form 8-K dated January 23, 2002, July 29, 2002, and August 13, 2002; and

o The description of our common stock contained in our Registration Statement under the Exchange Act on Form 8-B dated November 6, 1984, as amended May 26, 1995.

In addition, we are also incorporating by reference any additional documents that we file with the SEC pursuant to these sections of the Exchange Act after the date of the filing of the registration statement containing this prospectus and prior to the date of effectiveness of the registration statement.

         You may request a copy of our SEC filings, at no cost, by writing or telephoning us at the following address:

         H. John Winn, III
         Manager - Investor Relations and Shareholder Services
         SCANA Corporation
         Columbia, South Carolina 29218
         (803) 217-9240

         You may obtain more information by contacting our Internet website, at http://www.scana.com (which is not intended to be an active hyperlink). The information on our Internet website is not incorporated by reference in this prospectus, and you should not consider it part of this prospectus.

         You should rely only on the information we incorporate by reference or provide in this prospectus. We have not, and the underwriter has not, authorized anyone else to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus may only be used where it is legal to sell these shares of our common stock. The information in this prospectus may only be accurate as of the date of this prospectus. Our business, financial condition, results of operation and prospects may have changed since that date.

         Statements included in this prospectus and in the documents that we incorporate by reference that are not statements of historical fact are intended to be, and are hereby identified as "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. Those statements include statements regarding the intent, belief or current expectations of us and our management. Although we believe that our expectations are based on reasonable assumptions, we can give no assurance that our goals will be achieved. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, and that actual results could differ materially from those indicated by such forward-looking statements. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include, but are not limited to, the following: (1) that the information is of a preliminary nature and may be subject to further and/or continuing review and adjustment, (2) changes in the utility and non-utility regulatory environment; (3) changes in the economy, especially in areas served by our subsidiaries, (4) the impact of competition from other energy suppliers, (5) growth opportunities for our regulated and diversified subsidiaries, (6) the results of financing efforts, (7) changes in our accounting policies, (8) weather conditions, especially in areas served by our subsidiaries, (9) performance of and marketability of our investments in telecommunications companies, (10) inflation, (11) changes in environmental regulations, (12) volatility in commodity natural gas markets and (13) the other risks and uncertainties described from time to time in our periodic reports filed with the SEC. We disclaim any obligation to update any forward-looking statements.

            Summary Consolidated Financial and Operating Information

         The table below presents summary selected historical consolidated financial data of SCANA Corporation. We derived this information from our audited financial statements for the years ended December 31, 2000 and December 31, 2001 and our unaudited financial statements for the six months ended June 30, 2001 and June 30, 2002. This information is only a summary. You should read it in connection with our historical financial statements and related notes and the "Management's Discussion and Analysis of Financial Condition and Results of Operation," which are incorporated by reference in this prospectus. See "Where You Can Find More Information" on page 11 of this prospectus.



                                                 (Millions of Dollars Except Per Share Amounts)

                                                                  (Unaudited)

                                                             Six Months              Twelve Months Ended
                                                               Ended
Income Statement Data                                         June 30,                  December 31,
                                                         2002          2001          2001           2000
                                                         ----          ----          ----           ----
Operating Revenues:
         Electric                                        $651           $681        $1,369         $1,344
         Gas                                              820          1,378         2,082          2,089
                                                         ----          -----        ------         ------
         Total Operating Revenues                       1,471          2,059         3,451          3,433
Operating Income                                          242            267           528            554
Net Income (Loss)                                         (32)           464           539            250
Earnings (Loss) per Weighted Average Common Share       (0.30)          4.42          5.15           2.40
Dividends Declared per Common Share                      0.65           0.60          1.20           1.15
Weighted Average Common Shares
  Outstanding (Millions)                                104.7          104.7         104.7          104.5
Electric Territorial Sales (Gigawatt Hours)            10,407         10,186        20,948         21,252

Balance Sheet Data                                         As of June 30,             As of December 31,
                                                         2002           2001           2001          2000
                                                         ----           ----           ----         ----

Current Assets                                        $1,197          $1,781         $1,557        $1,531
Utility Plant, Net                                     5,440           5,026          5,263         4,949
Other Property and Investments                           280             326            284           282
Deferred Debits                                          751             715            718           665
                                                      ------          ------         ------        ------

Total Assets                                          $7,668          $7,848         $7,822        $7,427
                                                      ======          ======        -======        ======


                       Supplemental Financial Disclosures

         We adopted the provisions of Statement of Financial Accounting Standards ("SFAS") 142: Goodwill and Other Intangible Assets on January 1, 2002. This resulted in the elimination of approximately $14.4 million of annual goodwill amortization. The following table shows the adjusted effect on net income and net income per share for the years ended December 31, 1999, 2000 and 2001, as if the provisions of SFAS 142 eliminating goodwill amortization had been applied as of January 1, 1999.

                                             For the Year Ended December 31,
                                             -------------------------------
                                                2001      2000      1999
                                                ----      ----      ----

Reported net income                             $539      $250      $179
Amortization of acquisition adjustment            14       14          1
                                               -----     ----       ----
Adjusted net income                             $553     $264       $180
                                                ====     ====       ====

Basic and diluted earnings per share:
   Reported net income                         $5.15     $2.40(1)  $1.73
   Amortization of acquisition adjustment        .13       .13       .01
                                               -----      ----       ---
   Adjusted net income                         $5.28     $2.53     $1.74
                                               =====      =====    =====

(1)Includes $29 million ($.28 earnings per share) of cumulative effect of accounting change.


                                 Use of Proceeds

         The net proceeds from the sale of the common stock in this offering are estimated to be $______ million, or $______ million if the underwriters exercise their over-allotment option in full. We expect to use all of the proceeds, up to $150 million, to make a capital contribution to SCE&G, which anticipates using it to pay down short-term debt incurred primarily to fund capital expenditures. Any net proceeds not contributed to SCE&G will be used for general corporate purposes.

         The short-term debt to be paid down by SCE&G was incurred under its commercial paper program. At September 27, 2002, the weighted average maturity of SCE&G's approximately $182 million of outstanding commercial paper was approximately 22 days and the weighted average interest rate was 1.80%.

         Pending application of the net proceeds for specific purposes, we may invest the proceeds in short-term or marketable securities.

                                 Capitalization

         Capitalization is the amount invested in the company and is a common measurement of a company's size. The table below sets forth our capitalization as of June 30, 2002:

o        On an actual basis; and
o On an as adjusted basis giving effect to the sale of 5,250,000 shares of our common stock (assuming no exercise of the underwriters' over-allotment option), and our application of the net proceeds from the sale in the manner described in "Use of Proceeds."


                                                                                   As of June 30, 2002
Capitalization:                                                  Actual      Percentage   As Adjusted (1)  Percentage(1)
                                                                 ------      ----------   ---------------  -------------

Long-Term Debt, Net                                                $2,993        52%           $2,993
Current Portion of Long-Term Debt                                     396         7               396
Preferred Stock (not subject to purchase or sinking funds)            106         2               106
Preferred Stock, Net (subject to purchase or sinking funds)            10         -                10
Current Portion of Preferred Stock                                      1         -                 1
SCE&G-Obligated     Mandatorily     Redeemable    Preferred
   Securities of SCE&G's  Subsidiary Trust,  SCE&G Trust I,
   Holding  Solely $50  million  Principal  Amount of 7.55%
   Junior Subordinated Debentures of SCE&G, Due 2027

                                                                       50         1                50
Common Shareholders' Equity                                         2,150        38
                                                                    -----        --
Total Capitalization (2)                                           $5,706       100%
                                                                   ======       ====


     (1) Adjusted to reflect the receipt of the net proceeds from the sale of the common stock offered hereby.

     (2) Total Capitalization excludes short-term borrowings under the Company's commercial paper program which totaled $213 million at June 30, 2002. See "Use of Proceeds."

                           Description of Common Stock

General

         The rights of shareholders of our common stock are currently governed by the South Carolina Business Corporation Act, our restated articles of incorporation and our bylaws. The following summary describes the material rights of our shareholders.

         Authorized Capital Stock

         Under the South Carolina Business Corporation Act, a corporation may not issue a greater number of shares than have been authorized by its articles of incorporation. The authorized capital stock of SCANA consists of 150,000,000 shares of SCANA common stock, no par value, and no shares of preferred stock. At the close of business on June 30, 2002, 104,732,446 shares of our common stock were issued and outstanding, and not more than 7.5 million shares of our common stock were reserved for issuance pursuant to our benefit plans and the Investor Plus Plan.

         Voting

         Holders of our common stock are entitled to one vote, in person or by proxy, for each share held on the applicable record date with respect to each matter submitted to a vote at a meeting of stockholders, and may not cumulate their votes.

         Dividends

         Holders of our common stock are entitled to receive dividends as and when declared by our board of directors out of funds legally available therefor.

         Liquidation Rights

         In the event we liquidate, dissolve or wind up our affairs, the holders of our common stock would be entitled to share ratably in all of our assets available for distribution to shareholders of our common stock remaining after payment in full of liabilities.

         Preemptive Rights

         Holders of common stock do not have preemptive rights to subscribe for additional shares when we offer for sale additional shares of our common stock.

Provisions Relating to Change in Control

         Our restated articles of incorporation and bylaws contain provisions which could have the effect of delaying, deferring or preventing a change in control of SCANA. These provisions are summarized below.

         Corporate Governance Provisions

         Our restated articles of incorporation provide that the board of directors is subdivided into three classes, with each class as nearly equal in number of directors as possible. Each class of directors serves for three years and one class is elected each year. We currently have 12 directors (four directors each in classes with terms expiring in 2003, 2004 and 2005). Our restated articles of incorporation and bylaws provide that:

o the authorized number of directors may range from a minimum of nine to a maximum of 20, as determined from time to time by the directors;

o directors can be removed only (x) for cause or (y) otherwise by the affirmative vote of the holders of 80 percent of the shares of our stock who are entitled to vote; and

o vacancies and newly created directorships on our board of directors can be filled by a majority vote of the remaining directors then in office, even though less than a quorum, and any new director elected to fill a vacancy will serve until the next shareholders' meeting at which directors of any class are elected.

         Anti-Takeover Provisions

         Certain provisions of our restated articles of incorporation and bylaws may have the effect of discouraging unilateral tender offers or other attempts to take over and acquire our business. These provisions might discourage some potentially interested purchaser from attempting a unilateral takeover bid for us on terms which some shareholders might favor. Our restated articles of incorporation require that certain corporate actions and fundamental transactions must be approved by the holders of 80 percent of the outstanding shares of our capital stock entitled to vote on the matter unless at least 50 percent of the members of the board of directors (other than members related to the potentially interested purchaser or other person attempting to take over our business) has approved the action or transaction, in which case the required shareholder approval will be the minimum approval required by applicable law.

         The corporate actions or fundamental transactions that are subject to these provisions of our restated articles of incorporation are those corporate actions or transactions that require approval by shareholders under applicable law or our restated articles of incorporation, including certain amendments of our restated articles of incorporation or bylaws, certain transactions involving our merger, consolidation, liquidation, dissolution or winding up, certain sales or other dispositions of our assets or the assets of any of our subsidiaries, certain issuances (or reclassifications) of our securities or the securities of any of our subsidiaries or certain recapitalizations of transactions that have the effect of increasing the voting power of the potentially interested purchaser or other person attempting to take over our business.

         Prevention of Greenmail

         Our restated articles of incorporation provide that we cannot purchase any of our outstanding common stock at a price we know to be more than the market price from a person who is known to us to be the beneficial owner of more than three percent of our outstanding common stock and who has purchased or agreed to purchase any shares of our common stock within the most recent two-year period, without the approval of the holders of a majority of the outstanding shares of our common stock other than such person, unless we offer to purchase any and all of the outstanding shares of common stock.

                     Common Stock Dividends and Price Range


         Our common stock is traded on the New York Stock Exchange. The following table sets forth the range of intra-day high and low sale prices per share, as reported by the New York Stock Exchange-Composite Listing, and the cash dividends declared per share, of our common stock for the periods indicated:

                                       Price Range             Cash Dividends
                                  High            Low        Declared Per Share
2000

First Quarter                     29.00          22.00             .2875
Second Quarter                    26.88          22.81             .2875
Third Quarter                     30.94          24.38             .2875
Fourth Quarter                    31.13          25.75             .2875

2001

First Quarter                     30.00          24.92             .3000
Second Quarter                    29.03          26.61             .3000
Third Quarter                     28.49          24.25             .3000
Fourth Quarter                    27.99          25.00             .3000

2002

First Quarter                     30.66          26.26             .3250
Second Quarter                    32.15          29.05             .3250
Third Quarter (through
   September 27, 2002)            31.26          23.50             .3250

         On September 27, 2002, the reported last sale price of our common stock on the New York Stock Exchange was $25.91 per share. As of June 30, 2002, we had 104,732,446 shares of our common stock outstanding.

         Dividends on our common stock are paid as declared by our board of directors. On August 1, 2002, our board of directors declared a regular quarterly dividend of $.3250 per share on the common stock, payable on October 1, 2002 to shareholders of record on September 10, 2002. Dividends are typically paid on the first day of January, April, July and October.

         Future dividends will depend on future earnings, which, in large part, are dependent upon the ability of SCE&G, PSNC and our other regulated subsidiaries to obtain regulatory approval for future rate increases, our cash position and financial condition and other factors. At the current dividend rate, after giving effect to the issuance of the shares of common stock offered hereby, our quarterly dividend payments on our outstanding common stock will be approximately $36 million.

         Our Investor Plus Plan permits the holders of our common stock and the holders of SCE&G preferred stock to invest optional cash payments subject to limitations in amount and reinvest dividends in additional shares of our common stock. The prospectus describing the Investor Plus Plan and an enrollment form are available upon request to: SCANA Corporation, Columbia, South Carolina 29218, Attention: Investor Relations and Shareholder Services.

                                  Underwriting

         UBS Warburg LLC and Banc of America Securities LLC are acting as representatives of the underwriters named below (the Representatives). Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of shares of our common stock set forth opposite the underwriter's name.


Underwriter                                                    Number of Shares
UBS Warburg LLC
Banc of America Securities LLC
Credit Suisse First Boston Corporation
Wachovia Securities, Inc.
Merrill Lynch, Pierce, Fenner & Smith
            Incorporated
      Total.....................................................................

================================================================================
         The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares, other than those covered by the over-allotment option described below, if they purchase any of the shares.

         The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not to exceed $ per share. The underwriters may allow, and the dealers may reallow, a concession not to exceed $ per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.

         We have granted to the underwriters an option, exercisable for 45 days from the date of this prospectus, to purchase up to additional shares of our common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment.

         We, certain of our executive officers and our directors have agreed that, for a period of 90 days from the date of this prospectus, we and they will not, without the prior written consent of the Representatives dispose of or hedge any shares of common stock or any securities convertible into or exchangeable or exercisable for our common stock (other than the exercise of outstanding options and issuances of shares issuable under plans for employees or stockholders in effect on the date of this prospectus). Our common stock is listed on the New York Stock Exchange under the symbol "SCG."

         The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of our common stock.

                                             Paid by SCANA
                                             Full Exercise
                                           ------------------
                                             No Exercise
Per share................................    $                   $
Total....................................    $                   $

         In connection with this offering, the Representatives on behalf of the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales in excess of the number of shares to be purchased by the underwriters in this offering, which creates a syndicate short position. "Covered" short sales are sales made in an amount up to the number of shares represented by the underwriters' over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of shares in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make "naked" short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that will adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while this offering is in progress.

         The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the Representatives repurchase shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

         Any of these activities may have the effect of preventing or retarding a decline in the market price of our common stock. They may also cause the price of our common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

         We estimate that our portion of the total expenses of this offering will be $220,000.

         The underwriters and their affiliates from time to time perform and currently perform various investment or commercial banking and financial advisory services for us in the ordinary course of business.

         Some of the underwriters or their affiliates may receive a portion of the net proceeds of this offering. See "Use of Proceeds." If more than 10% of the net proceeds of this offering is to be paid to the underwriters or their affiliates, the NASD Conduct Rules require that the offering be conducted by the underwriters in compliance with NASD Rule 2710(c)(8).

         We have agreed to indemnify the underwriters against some liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities. Specifically, the underwriting agreement provides that we will indemnify the underwriters for losses, claims, liabilities, expenses or damages arising out of or based on untrue statements of a material fact contained in this prospectus or the registration statement of which the prospectus is a part (or any amendment hereto or thereto) or in any document filed under the Exchange Act and deemed to be incorporated by reference herein, or omissions to state material facts required to be stated herein or therein in order to make the statements contained herein or therein not misleading, with certain exceptions.

                                 Legal Opinions

     Certain legal matters in connection with the validity of the common stock offered hereby are being passed upon for the Company by McNair Law Firm, P.A., Columbia, South Carolina and by H. Thomas Arthur, Esq. or Sarena D. Burch, Esq. of Columbia, South Carolina, who are our Senior Vice President and General Counsel and Deputy General Counsel, respectively, and for the underwriters by Troutman Sanders LLP, Richmond, Virginia. Troutman Sanders LLP will rely as to all matters of South Carolina law upon the opinion of H. Thomas Arthur, Esq. or Sarena D. Burch, Esq.

     At June 30, 2002, H. Thomas Arthur, Esq. and Sarena D. Burch, Esq. owned beneficially 16,886 and 3,434, respectively (and options to purchase 70,930 and 29,876, respectively), shares of our common stock, including shares acquired by the trustee under our Stock Purchase-Savings Plan by use of contributions made by Mr. Arthur and Ms. Burch, respectively, and earnings thereon, and including shares purchased by the trustee by use of SCANA contributions and earnings thereon.

                                     Experts

                  The consolidated financial statements and related financial statement schedule incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2001, as amended, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which expresses an unqualified opinion and includes an explanatory paragraph referring to a change in our method of accounting for operating revenues associated with our regulated utility operations), which is incorporated herein by reference and has been so incorporated in reliance upon the report of such firm, given upon their authority as experts in accounting and auditing.

                                5,250,000 Shares





                                SCANA CORPORATION










                                  Common Stock












                                   Prospectus



                                =================
                                -----------------

                                 October _, 2002

                                      II-4
PART II
                          INFORMATION NOT REQUIRED
                               IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

         Securities and Exchange Commission filing fee.......  $ 15,153
         Printing expense....................................    10,000*
         Blue Sky and legal fees.............................   150,000*
         Accounting services.................................    35,000*
         Miscellaneous.......................................     9,847*
                                                              ----------
          Total..............................................  $220,000*
* Estimated

Item 15. Indemnification of Directors and Officers

         The South Carolina Business Corporation Act of 1988 permits indemnification of the registrant's directors and officers in a variety of circumstances, which may include indemnification for liabilities under the Securities Act. Under Sections 33-8-510, 33-8-550 and 33-8-560 of the South Carolina Business Corporation Act of 1988, a South Carolina corporation is authorized generally to indemnify its directors and officers in civil or criminal actions if they acted in good faith and reasonably believed their conduct to be in the best interests of the corporation and, in the case of criminal actions, had no reasonable cause to believe that the conduct was unlawful. In addition, the registrant carries insurance on behalf of directors, officers, employees or agents that may cover liabilities under the Securities Act. The registrant's restated articles of incorporation provide that no director of the registrant shall be liable to the registrant or its shareholders for monetary damages for breach of his fiduciary duty as a director occurring after April 26, 1989, except for (i) any breach of the director's duty of loyalty to the registrant or its shareholders, (ii) acts or omissions not in good faith or which involve gross negligence, intentional misconduct or a knowing violation of law, (iii) certain unlawful distributions or (iv) any transaction from which the director derived an improper personal benefit.

Item 16. Exhibits

         Exhibits required to be filed with this registration statement are listed in the following Exhibit Index. Certain of such exhibits which have heretofore been filed with the SEC and which are designated by reference to their exhibit numbers in prior filings are hereby incorporated herein by reference and made a part hereof.

Item 17. Undertakings

         The undersigned registrant hereby undertakes:

         (1) for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

         (2) for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

         (3) for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Columbia, State of South Carolina, on September 30, 2002.

(REGISTRANT)                        SCANA Corporation

                    By:    /s/W. B. Timmerman
                         --------------------------------------------------
(Name & Title):           W. B. Timmerman, Chairman of the Board, Chief
                          Executive Officer, President and Director

         Pursuant to the requirements of the Securities Act of 1933, this registration statement or amendment thereto has been signed by the following persons in the capacities and on the dates indicated.

(i) Principal executive officer:



By:                        /s/W. B. Timmerman
(Name & Title):            W. B. Timmerman, Chairman of the Board, Chief
                           Executive Officer, President and Director
Date:                      September 30, 2002

(ii) Principal financial officer:


By:                        /s/K. B. Marsh
(Name & Title):            K. B. Marsh, Senior Vice President-Finance and
                           Chief Financial Officer
Date:                      September 30, 2002

(iii)    Principal accounting officer:


By:                        /s/J. E. Swan, IV
(Name & Title):            J. E. Swan, IV, Controller
Date:                      September 30, 2002


(iv) Other Directors:


     *B. L. Amick; J. A. Bennett, W. B. Bookhart, Jr.; W. C. Burkhardt; E. T. Freeman; D. M. Hagood; W. H. Hipp; L. M. Miller; M. K. Sloan and G. S. York

* Signed on behalf of each of these persons by Kevin B. Marsh, Attorney-in-Fact:

Date:                                   September 30, 2002

Directors who did not sign:

H. C. Stowe

                                SCANA CORPORATION
                                  EXHIBIT INDEX


1.01      Form of Underwriting Agreement (Filed herewith)

2.01 Agreement and Plan of Merger, dated as of February 16, 1999 as amended and restated as of May 10, 1999, by and among Public Service Company of North Carolina, Incorporated, the Registrant, New Sub I, Inc. and New Sub II, Inc. (Filed as Exhibit 2.01 to Registration Statement No. 333-45206)

4.01 Restated Articles of Incorporation of the Registrant as amended and adopted April 26, 1989 (Filed as Exhibit 3-A to Registration Statement No. 33-49145)

4.02 Articles of Amendment adopted on April 27, 1995 (Filed as Exhibit 4-B to Registration Statement No. 33-62421)

4.03 Articles of Merger or Share Exchange dated February 10, 2000 (Previously filed)

4.04 Bylaws of the Registrant as revised and amended on December 13, 2000 (Filed as Exhibit 3.01 to Registration Statement No. 333-68266)

5.01      Opinion of H. Thomas Arthur, Esq. re legality (Previously filed)

23.01     Consent of Deloitte & Touche LLP (Previously filed)

23.02     Consent of Deloitte & Touche LLP (Previously filed)

23.03 Consent of H. Thomas Arthur, Esq.(Included as part of opinion previously filed as Exhibit 5.01)

24.01     Power of Attorney (Previously filed)